UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Demand Media, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

24802N 10 9
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)
☐    Rule 13d-1(c)
☒    Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24802N 10 9
1	Names of Reporting Persons: Richard M. Rosenblatt
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power: 5,965,589 (See Item 4)
		6	Shared Voting Power: None
		7	Sole Dispositive Power: 5,965,589 (See Item 4)
		8	Shared Dispositive Power: None
9	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,965,589 (See Item 4)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9): 6.7% (See Item 4)
12	Type of Reporting Person (See Instructions): IN

Item 1.
	(a)	Name of Issuer: Demand Media, Inc.
	(b)	Address of Issuer's Principal Executive Offices: 1299 Ocean Avenue, Suite 500, Santa Monica, CA 90401
Item 2.
	(a)	Name of Person Filing: Richard M. Rosenblatt
	(b)	Address of Principal Business Office or, if none, Residence: 1299 Ocean Avenue, Suite 500, Santa Monica, CA 90401
	(c)	Citizenship: United States
	(d)	Title of Class of Securities: Common Stock, par value $0.0001 per share
	(e)	CUSIP Number 24802N 10 9
Item 3.
Not applicable
Item 4.	Ownership
	(a)	Amount beneficially owned: 5,965,589[1]
	(b)	Percent of class: 6.7%[2]
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 5,965,589[1]
(ii) Shared power to vote or to direct the vote: None
(iii) Sole power to dispose or to direct the disposition of: 5,965,589[1]
(iv) Shared power to dispose or to direct the disposition of: None

(1) Includes 427,735 held directly by Mr. Rosenblatt, 2,925,199 shares held by The Rosenblatt Family Trust U/A/D 9/29/2000, 413,822 shares held by the Rosenblatt 2007 Grantor Retained Annuity Trust dated July 12, 2007, and 2,198,833 shares subject to options that are exercisable within 60 days of December 31, 2012.
(2) Based on 86,931,397, shares outstanding as of December 31, 2012.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable
Item 8.	Identification and Classification of Members of the Group
Not applicable
Item 9.	Notice of Dissolution of Group
Not applicable
Item 10.	Certification
Not applicable

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:    February 1, 2013
Signature:    /s/ Richard M. Rosenblatt
Richard M. Rosenblatt